AmCOMP Incorporated

701 U.S. Highway One

North Palm Beach, Florida 33408

February 7, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary K. Fraser

Re:                               AmCOMP Incorporated

Registration Statement on Form S-1

(Registration Number 333-128272)

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to February 9, 2006 at 4 p.m., New York time, or as soon thereafter as practicable.

Very truly yours,

AMCOMP INCORPORATED

By:	/s/ Fred R. Lowe
Fred R. Lowe
President and Chief Executive Officer